04 MAR 23 AM 7:21

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

March 18, 2004

04010766

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press release dated March 18, 2004 [English translation].

dlw 3/23

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Tetsuro Fukumoto
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3452, Fax: 81(3)-5166-6292).

For Immediate Release

March 18, 2004

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock exchange (TSE), 1st Section
Contact: Keiji Nakajima,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Contribution of marketable equity securities to the pension trust

Sumitomo Corporation (the "Company") hereby reports an additional contribution of marketable equity securities to the pension trust.

Additional contribution of marketable equity securities to the pension trust

The Company made an additional contribution of marketable equity securities to the pension trust in order to provide additional pension assets to meet unfunded pension liabilities.

1. The date of contribution of marketable equity securities to the pension trust
   March 18, 2004

2. Fair value of marketable equity securities
   9.5 billion yen

3. Income effect
   The Company is to record a gain on sale of marketable equity securities of 6.2 billion yen.

The annual targets are not revised from the figures that the Company announced in January 2004.